Exhibit 3.17

CERTIFICATE OF FORMATION

OF

CHALMETTE REFINING, L.L.C.

This Certificate of Formation of Chalmette Refining, L.L.C. (the “Company”), dated as of June 17, 1997, is being executed and filed by the undersigned, as an authorized person, for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

FIRST. The name of the Company is Chalmette Refining, L.L.C.

SECOND. The address of the registered office of the Company in Delaware is 1013 Centre Road, Wilmington, DE 19805. The Company’s registered agent at that address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ S. H. Gillespie III
S. H. Gillespie III Vice President Mobil Oil Corporation